Exhibit 99.1

WHEATON PRECIOUS METALS PROVIDES DETAILS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND FILES FORM 40-F

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VANCOUVER, BC, March 31, 2022 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company's 2021 audited financial statements, along with its Form 40-F, are also available on the Company's website at www.wheatonpm.com.

Shareholders may also receive a copy of Wheaton's audited financial statements, without charge, upon request to Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or to info@wheatonpm.com.

Annual and Special Meeting of Shareholders

Wheaton is scheduled to hold its Annual and Special Meeting of Shareholders (the "Meeting") at the offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, Canada, on Friday, May 13, 2022, at 10:30 a.m. Pacific Time.

The Board recognizes the importance of in-person engagement with its shareholders, while also being mindful of the health and safety of Wheaton's shareholders, employees and community.  As a result, for this year's Meeting, Wheaton will once again provide an online virtual Meeting platform and encourages shareholders to participate in the Meeting using this online platform.

All shareholders participating in our online virtual Meeting platform will be able to listen to the Meeting live, ask questions online, and for registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder), submit votes in real time.

Registered shareholders and duly appointed proxyholders who wish to participate in the online virtual Meeting may do so:

1.	from their computer, by entering the following URL in their browser: https://web.lumiagm.com/285841977;
2.	from their mobile device by either:
i.	entering the following URL in their browser: https://web.lumiagm.com/285841977; or
ii.	or by using the Lumi AGM app, which is available by downloading the app from the Apple App Store or Google Play Store.

If you choose to participate in the online virtual Meeting as a registered shareholder, you can log in to into the Meeting by:

1.	Entering the meeting ID for the Meeting, which is: 285841977
2.	Selecting "I am a shareholder/proxy"
3.	Clicking "I have a control number" and entering your valid control number
4.	Entering the password for the Meeting, which is: wheaton2022 (case sensitive)

Guests, including Beneficial Shareholders who have not duly appointed themselves as a proxyholder, can log in to into the Meeting by clicking "I am a guest" and completing the online form. Guests will be able to listen to the Meeting, but will not be able to ask questions or vote.

Important technical reminders for joining the meeting and voting instructions will be made available on the Company's website at www.wheatonpm.com, in the 'investors' section under the 'annual general meeting' tab.

While Wheaton is encouraging our shareholders to participate in our online virtual meeting platform, anyone who nevertheless wishes to attend the Meeting in person must pre-register via email to WheatonAGM2022@wheatonpm.com by 10:30am May 11, 2022 (PST) so that the Company can facilitate physical distancing and other precautions to ensure the health and safety of all attendees.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-provides-details-of-annual-and-special-meeting-of-shareholders-and-files-form-40-f-301515351.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/31/c7724.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:06e 31-MAR-22